SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(AMENDMENT NO. 5)

Under the Securities Exchange Act of 1934

Cover-All Technologies Inc.
(Name of Issuer)

Common
(Title of Class of Securities)

222892101
(CUSIP Number)

Russell Cleveland
RENN Capital Group, Inc.
8080 N. Central Expressway, Suite 210, LB 59
Dallas, TX 75206
214-891-8294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

12/28/2012
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  .

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 222892101

1	NAME OF REPORTING PERSON Russell Cleveland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) 
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER
154,176 (3)

8 SHARED VOTING POWER
7,865,854 (1) (2) (3)

9 SOLE DISPOSITIVE POWER
154,176 (3)

10 SHARED DISPOSITIVE POWER
7,865,854 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
154,176 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)
RENN Universal Growth Investment Trust (“RUSGIT”) and RENN Entrepreneurial Fund Ltd.  is the owner of record of the shares and shares voting power over the shares with RENN Capital Group, Inc.(“RENN”), its Investment Adviser pursuant to an investment advisory agreement, Russell Cleveland is the President of RENN & serves on the board of RENN Entrepreneurial Fund Ltd. and COVR and he disclaims any beneficial interest or ownership.

(2)
RENN Universal Growth Investment Trust (“RUSGIT”) and RENN Entrepreneurial Fund Ltd. is the owner of record of the shares and shares dispositive power over the shares with RENN Capital Group, Inc.(“RENN”), its Investment Adviser pursuant to an investment advisory agreement, Russell Cleveland is the President of RENN & serves on the board of RENN Entrepreneurial Fund Ltd. and COVR and he disclaims any beneficial interest or ownership.

(3)	Russell Cleveland is the owner of 154,176 shares of common.

SCHEDULE 13D CUSIP No. 222892101

1	NAME OF REPORTING PERSON RENN Universal Growth Investment Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) 
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER
7,634,400 (1) (2)

8 SHARED VOTING POWER
7,865,854 (1) (2) (3)

9 SOLE DISPOSITIVE POWER
7,634,400 (1) (2)

10 SHARED DISPOSITIVE POWER
7,865,854 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,634,400 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

(1)
RENN Universal Growth Investment Trust (“RUSGIT”) and RENN Entrepreneurial Fund Ltd.  is the owner of record of the shares and shares voting power over the shares with RENN Capital Group, Inc.(“RENN”), its Investment Adviser pursuant to an investment advisory agreement, Russell Cleveland is the President of RENN & serves on the board of RENN Entrepreneurial Fund Ltd. and COVR and he disclaims any beneficial interest or ownership.

(2)
RENN Universal Growth Investment Trust (“RUSGIT”) and RENN Entrepreneurial Fund Ltd. is the owner of record of the shares and shares dispositive power over the shares with RENN Capital Group, Inc.(“RENN”), its Investment Adviser pursuant to an investment advisory agreement, Russell Cleveland is the President of RENN & serves on the board of RENN Entrepreneurial Fund Ltd. and COVR and he disclaims any beneficial interest or ownership.

(3) Russell Cleveland is the owner of 154,176 shares of common.

SCHEDULE 13D

CUSIP No. 222892101

1	NAME OF REPORTING PERSON RENN Entrepreneurial Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) 
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER
77,278 (1) (2)

8 SHARED VOTING POWER
7,865,854 (1) (2) (3)

9 SOLE DISPOSITIVE POWER
77,278 (1) (2)

10 SHARED DISPOSITIVE POWER
7,865,584 (1) (2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
77,278 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

(1)
RENN Universal Growth Investment Trust (“RUSGIT”) and RENN Entrepreneurial Fund Ltd.  is the owner of record of the shares and shares voting power over the shares with RENN Capital Group, Inc.(“RENN”), its Investment Adviser pursuant to an investment advisory agreement, Russell Cleveland is the President of RENN & serves on the board of RENN Entrepreneurial Fund Ltd. and COVR and he disclaims any beneficial interest or ownership.

(2)
RENN Universal Growth Investment Trust (“RUSGIT”) and RENN Entrepreneurial Fund Ltd. is the owner of record of the shares and shares dispositive power over the shares with RENN Capital Group, Inc.(“RENN”), its Investment Adviser pursuant to an investment advisory agreement, Russell Cleveland is the President of RENN & serves on the board of RENN Entrepreneurial Fund Ltd. and COVR and he disclaims any beneficial interest or ownership.

(3)	Russell Cleveland is the owner of 154,176 shares of common.

INTRODUCTION

ITEM 1. Security and Issuer

Cover-All Technologies Inc.

412 Mt. Kemble, Suite 110C, Morristown, N.J. 07960

ITEM 2. Identity and Background

(a)	Russell Cleveland
(b)	8080 N. Central Expressway, Suite 210, LB 59, Dallas, TX 75206
(c)	RENN is an Investment Adviser and Russell Cleveland is the President of RENN & serves on the board of COVR and RENN Entrepreneurial Fund Ltd.
(d)	N/A
(e)	N/A
(f)	Texas

(a)	RENN Universal Growth Investment Trust
(b)	8080 N. Central Expressway, Suite 210, LB 59, Dallas, TX 75206
(c)	RENN is an Investment Adviser and Russell Cleveland is the President of RENN & serves on the board of COVR and RENN Entrepreneurial Fund Ltd.
(d)	N/A
(e)	N/A
(f)	UK

(a)	RENN Entrepreneurial Fund Ltd.
(b)	8080 N. Central Expressway, Suite 210, LB 59, Dallas, TX 75206
(c)	RENN is an Investment Adviser and Russell Cleveland is the President of RENN & serves on the board of COVR and RENN Entrepreneurial Fund Ltd..
(d)	N/A
(e)	N/A
(f)	Guernsey

ITEM 3. Source and Amount of Funds or Other Consideration

The total amount of funds required by RENN Entrepreneurial Fund Ltd. to acquire the securities reported herein was $89,155 which came from working capital.

ITEM 4. Purpose of Transaction

To have RENN Entrepreneurial Fund Ltd. invest in Cover-All Technologies.

 ITEM 5. Interests in Securities of the Company

 ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

ITEM 7. Material to be Filed as Exhibits

 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

1/8/2013

/s/ Russell Cleveland
Russell Cleveland

1/8/2013

/s/ Russell Cleveland
RENN Capital Group Inc. Investment Adviser Russell Cleveland President

1/8/2013

/s/ Russell Cleveland
Russell Cleveland Director